

St. Jude
RESOURCES LTD.

www.stjudegold.com

ST. JUDE RESOURCES LTD. (Symbol: SJD - TSX.Venture)

#200, 5405 - 48th Avenue, Delta, BC V4K 1W6 Canada • Phone: 604.940.6565 • Fax: 604.940.6566



04012429

January 15, 2004

Office of International Corporate Finance
Securities and Exchange Commission
450 - 5th Street N.W.
Washington, D.C.
U.S.A. 20549

Dear Sirs:

RE: **U.S. Secondary Trading: Exemption under Rule 12g3-2(b)**
File Number: 82 - 4014

Following the implementation of the SEDI system (System for Electronic Disclosure by Insiders) in June 2003, we have generated and enclosed copies of the Summary Reports of the most recent insider transactions to update your records for the following insiders:

- Michael A. Terrell (period: January 10 - 15, 2004);
- Mary-Jane Hamula (period: November 8, 2003 - January 15, 2004).

We trust the enclosed is in order and remain,

Yours very truly,

ST. JUDE RESOURCES LTD.
PER:

MICHAEL A. TERRELL,
President

/mjh
enclosure

Insider transaction detail - View details for insider

Transactions sorted by : Insider
Insider family name : TERRELL (Starts with)
Given name : Michael A. (Starts with)
Transaction date range : January 10, 2004 - January 15, 2004

Insider name: TERRELL, Michael A.

Legend: O - Original transaction, A - First amendment to transaction, A' - Second amendment to transaction, AP - Amendment to paper filing, etc.

Insider's Relationship to Issuer: 1 - Issuer, 2 - Subsidiary of Issuer, 3 - 10% Security Holder of Issuer, 4 - Director of Issuer, 5 - Senior Officer of Issuer, 6 - Director or Senior Officer of 10% Security Holder, 7 - Director or Senior Officer of Insider or Subsidiary of Issuer (other than in 4,5,6), 8 - Deemed Insider - 6 Months before becoming Insider.

Warning: The closing balance of the " equivalent number or value of underlying securities" reflects the" total number or value of underlying securities" to which the derivative contracts held by the insider relate. This disclosure does not mean and should not be taken to indicate that the underlying securities have, in fact, been acquired or disposed of by the insider.

Issuer name: St. Jude Resources Ltd.

Insider's Relationship to Issuer: 4 - Director of Issuer

Security designation: Common Shares Class "A"

Transaction ID	Date of transaction YYYY-MM-DD	Date of filing YYYY-MM-DD	Ownership type (and registered holder, if applicable)	Nature of transaction	Number or value acquired or disposed of	Unit price or exercise price	Closing balance	Insider's calculated balance	Conversion or exercise price	Date of expiry or maturity YYYY-MM-DD	Underlying security designation	Equivalent number or value of underlying securities acquired or disposed of	Closing balance of equivalent number or value of underlying securities
166880	2004-01-13	2004-01-16	Indirect Ownership: Bluestar Management Inc.	10 - Acquisition or disposition in the public market	+2,000	2.3000	983,790						

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Transaction ID	Date of transaction YYYY-MM-DD	Date of filing YYYY-MM-DD	Ownership type (and registered holder, if applicable)	Nature of transaction	Number or value acquired or disposed of	Unit price or exercise price	Closing balance	Insider's calculated balance	Conversion or exercise price	Date of expiry or maturity YYYY-MM-DD	Underlying security designation	Equivalent number or value of underlying securities acquired or disposed of	Closing balance of equivalent number or value of underlying securities
166881	2004-01-13	2004-01-16	Indirect Ownership : Bluestar Management Inc.	10 - Acquisition or disposition in the public market	+2,000	2.2500	985,790						
166883	2004-01-14	2004-01-16	Indirect Ownership : Bluestar Management Inc.	10 - Acquisition or disposition in the public market	+2,000	2.1600	987,790						
166885	2004-01-14	2004-01-16	Indirect Ownership : Bluestar Management Inc.	10 - Acquisition or disposition in the public market	+2,000	2.1500	989,790						
166887	2004-01-14	2004-01-16	Indirect Ownership : Bluestar Management Inc.	10 - Acquisition or disposition in the public market	+2,000	2.1000	991,790						
166888	2004-01-15	2004-01-16	Indirect Ownership : Bluestar Management Inc.	10 - Acquisition or disposition in the public market	+3,000	2.0100	994,790						
166889	2004-01-15	2004-01-16	Indirect Ownership : Bluestar Management Inc.	10 - Acquisition or disposition in the public market	+3,000	1.9100	997,790						
166890	2004-01-15	2004-01-16	Indirect Ownership : Bluestar Management Inc.	10 - Acquisition or disposition in the public market	+1,500	1.9000	999,290						

Insider transaction detail - View details for insider

Transactions sorted by : Insider
Insider family name : HAMULA (Starts with)
Given name : Mary-Jane (Starts with)
Transaction date range : November 8, 2003 - January 15, 2004

Insider name: Hamula, Mary-Jane

Legend: O - Original transaction, A - First amendment to transaction, A' - Second amendment to transaction, AP - Amendment to paper filing, etc.

Insider's Relationship to Issuer: 1 - Issuer, 2 - Subsidiary of Issuer, 3 - 10% Security Holder of Issuer, 4 - Director of Issuer, 5 - Senior Officer of Issuer, 6 - Director or Senior Officer of 10% Security Holder, 7 - Director or Senior Officer of Insider or Subsidiary of Issuer (other than in 4,5,6), 8 - Deemed Insider - 6 Months before becoming Insider.

Warning: The closing balance of the " equivalent number or value of underlying securities" reflects the" total number or value of underlying securities" to which the derivative contracts held by the insider relate. This disclosure does not mean and should not be taken to indicate that the underlying securities have, in fact, been acquired or disposed of by the insider.

Transaction ID	Date of transaction YYYY-MM-DD	Date of filing YYYY-MM-DD	Ownership type (and registered holder, if applicable)	Nature of transaction	Number or value acquired or disposed of	Unit price or exercise price	Closing balance	Insider's calculated balance	Conversion or exercise price	Date of expiry or maturity YYYY-MM-DD	Underlying security designation	Equivalent number or value of underlying securities acquired or disposed of securities	Closing balance of equivalent number or value of underlying securities

Issuer name: St. Jude Resources Ltd.

Insider's Relationship to Issuer: 5 - Senior Officer of Issuer

Security designation: Common Shares Class "A"

| 166871 | 2004-01-15 | 2004-01-16 | Indirect Ownership : RSP | 10 - Acquisition or disposition in the public market | +3,200 | 2.0000 | 20,935 | | | | | | |

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